                       SOUTHERN OHIO COAL COMPANY
                                                                     Page

                                CONTENTS

Statements of Income and Statements of Retained Earnings . . . . .     1

Statements of Cash Flows . . . . . . . . . . . . . . . . . . . . .     2

Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . .   3-4

Notes to Financial Statements. . . . . . . . . . . . . . . . . . .  5-13

                       SOUTHERN OHIO COAL COMPANY
                          STATEMENTS OF INCOME
                               (UNAUDITED)

                                             Year Ended December 31,
                                           1999       1998       1997
                                                 (in thousands)
OPERATING REVENUES . . . . . . . . . . . $230,383   $227,523   $217,810

OPERATING EXPENSES
  (including depreciation, depletion and
  amortization of mining plant of
  $20,207,000 in 1999, $19,643,000 in
  1998 and $23,167,000 in 1997). . . . .  221,139    217,811    202,311

OPERATING INCOME . . . . . . . . . . . .    9,244      9,712     15,499

INTEREST CHARGES . . . . . . . . . . . .    2,180      2,836      4,273

OPERATING INCOME BEFORE FEDERAL
 INCOME TAXES. . . . . . . . . . . . . .    7,064      6,876     11,226

FEDERAL INCOME TAXES ON OPERATIONS . . .    6,718      5,973      6,779

NET INCOME FROM OPERATIONS . . . . . . .      346        903      4,447

NONOPERATING INCOME (LOSS) . . . . . . .    1,030        750       (152)

NET INCOME . . . . . . . . . . . . . . . $  1,376   $  1,653   $  4,295

                     STATEMENTS OF RETAINED EARNINGS
                               (UNAUDITED)

                                             Year Ended December 31,
                                          1999        1998        1997
                                                 (in thousands)
RETAINED EARNINGS JANUARY 1. . . . . . . $23,338    $23,335     $24,064

NET INCOME . . . . . . . . . . . . . . .   1,376      1,653       4,295

CASH DIVIDENDS DECLARED. . . . . . . . .   1,514      1,650       5,024

RETAINED EARNINGS DECEMBER 31. . . . . . $23,200    $23,338     $23,335

See Notes to Financial Statements.

                       SOUTHERN OHIO COAL COMPANY
                        STATEMENTS OF CASH FLOWS
                               (UNAUDITED)

                                             Year Ended December 31,
                                            1999      1998       1997
                                                 (in thousands)
OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . . . $  1,376   $  1,653   $  4,295
  Adjustments for Noncash Items:
    Depreciation, Depletion and
     Amortization. . . . . . . . . . . .   20,207     19,643     23,167
    Deferred Federal Income Taxes. . . .  (10,749)    (4,931)    (8,359)
    Accrued Postretirement Benefits
      Other Than Pensions. . . . . . . .    6,652      5,765      5,727
    Reclamation Reserve. . . . . . . . .    6,569      6,236      8,245
  Changes in Certain Current Assets
    and Liabilities:
    Accounts Receivable. . . . . . . . .    2,893     20,102      6,740
    Coal, Materials and Supplies . . . .    1,667        574       (214)
    Accounts Payable . . . . . . . . . .    3,254      4,044        163
  Payment of Disputed Tax and Interest
   Related to COLI . . . . . . . . . . .   (1,734)   (28,791)      -
  Other (net). . . . . . . . . . . . . .   12,977      4,617      2,008
        Net Cash Flows From Operating
         Activities. . . . . . . . . . .   43,112     28,912     41,772

INVESTING ACTIVITIES:
  Construction Expenditures. . . . . . .   (1,299)    (4,128)    (2,241)
  Proceeds from Sales of Property. . . .      128       (289)       (40)
        Net Cash Flows Used For
         Investing Activities. . . . . .   (1,171)    (4,417)    (2,281)

FINANCING ACTIVITIES:
  Issuance of Long-term Debt . . . . . .     -          -        50,100
  Retirement of Long-term Debt . . . . .  (11,762)   (41,002)   (24,834)
  Change in Short-term Debt (net). . . .     (600)     6,000     (1,500)
  Return of Capital Contributions to
   Parent Company. . . . . . . . . . . .  (15,807)      -       (47,141)
  Dividends Paid . . . . . . . . . . . .   (1,514)    (1,650)    (5,024)
        Net Cash Flows Used For
         Financing Activities. . . . . .  (29,683)   (36,652)   (28,399)

Net Increase (Decrease) in Cash and
  Cash Equivalents . . . . . . . . . . .   12,258    (12,157)    11,092
Cash and Cash Equivalents January 1. . .    4,500     16,657      5,565
Cash and Cash Equivalents December 31. . $ 16,758   $  4,500   $ 16,657


See Notes to Financial Statements.

                       SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEETS
                               (UNAUDITED)

                                                        December 31,
                                                      1999        1998
                                                       (in thousands)
ASSETS
MINING PLANT:
  Surface Lands . . . . . . . . . . . . . . . . . . $  7,578    $  7,629
  Mining Structures and Equipment . . . . . . . . .  243,228     229,540
  Coal Interests (net of depletion) . . . . . . . .    1,613       2,376
  Mine Development Costs. . . . . . . . . . . . . .  134,149     134,149
  Construction Work in Progress . . . . . . . . . .      754       3,308

          Total Mining Plant. . . . . . . . . . . .  387,322     377,002

  Accumulated Depreciation and Amortization . . . .  275,104     241,071


          NET MINING PLANT. . . . . . . . . . . . .  112,218     135,931


OTHER PROPERTY AND INVESTMENTS. . . . . . . . . . .   85,937      87,652


CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . . .   16,758       4,500
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . . .    4,836       3,607
    Affiliated Companies. . . . . . . . . . . . . .    4,893       9,015
  Coal - at average cost. . . . . . . . . . . . . .      112       1,794
  Materials and Supplies - at average cost. . . . .   10,834      10,819
  Accrued Tax Benefit . . . . . . . . . . . . . . .     -          1,753
  Other . . . . . . . . . . . . . . . . . . . . . .      713         644

          TOTAL CURRENT ASSETS. . . . . . . . . . .   38,146      32,132


REGULATORY ASSETS . . . . . . . . . . . . . . . . .   32,364      41,167

DEFERRED INCOME TAXES . . . . . . . . . . . . . . .    1,613        -

DEFERRED CHARGES. . . . . . . . . . . . . . . . . .    2,234       3,192

            TOTAL . . . . . . . . . . . . . . . . . $272,512    $300,074

See Notes to Financial Statements.

                       SOUTHERN OHIO COAL COMPANY
                             BALANCE SHEETS
                               (UNAUDITED)

                                                        December 31,
                                                      1999        1998
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $1:
    Authorized and Outstanding - 5,000 Shares . . . $      5    $      5
  Paid-in Capital . . . . . . . . . . . . . . . . .   28,882      44,689
  Retained Earnings . . . . . . . . . . . . . . . .   23,200      23,338

          TOTAL SHAREHOLDER'S EQUITY. . . . . . . .   52,087      68,032

LONG-TERM DEBT. . . . . . . . . . . . . . . . . . .   42,506      55,042

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases. . . . . . . . .   20,318      26,838
  Workers' Compensation Claims. . . . . . . . . . .    3,720       6,350
  Postretirement Benefits Other Than Pensions . . .   44,636      37,984
  Accrued Reclamation Costs . . . . . . . . . . . .   23,885      17,316
  Other . . . . . . . . . . . . . . . . . . . . . .   13,994      12,196

          TOTAL OTHER NONCURRENT LIABILITIES. . . .  106,553     100,684

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year. . . . . . . .   11,677      10,903
  Short-term Debt - Notes Payable to Parent . . . .    5,400       6,000
  Accounts Payable - General  . . . . . . . . . . .   10,634       8,343
  Accounts Payable - Affiliated Companies . . . . .    3,797       2,834
  Taxes Accrued . . . . . . . . . . . . . . . . . .    2,108        -
  Interest Accrued. . . . . . . . . . . . . . . . .      814         798
  Accrued Vacation Pay. . . . . . . . . . . . . . .    3,242       3,555
  Workers' Compensation Claims. . . . . . . . . . .    8,213       7,704
  Obligations Under Capital Leases. . . . . . . . .   20,339      13,945
  Other . . . . . . . . . . . . . . . . . . . . . .    3,908       5,035

          TOTAL CURRENT LIABILITIES . . . . . . . .   70,132      59,117

DEFERRED INCOME TAXES . . . . . . . . . . . . . . .     -         15,837

DEFERRED CREDITS. . . . . . . . . . . . . . . . . .    1,234       1,362

CONTINGENCIES (Note 3)

            TOTAL . . . . . . . . . . . . . . . . . $272,512    $300,074

See Notes to Financial Statements.

                       SOUTHERN OHIO COAL COMPANY
                      NOTES TO FINANCIAL STATEMENTS
                               (UNAUDITED)


1.  SIGNIFICANT ACCOUNTING POLICIES

Organization and Regulation

Southern Ohio Coal Company (the Company or SOCCo), is a wholly-owned subsidiary of Ohio Power Company (OPCo), which is a subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company's underground mining operations are conducted in Meigs County in southern Ohio to supply coal to OPCo's Gavin Plant. Coal is sold to OPCo at prices regulated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Prices billed are sufficient to recover expenses and provide for a return on OPCo's equity investment excluding retained earnings. The Company also has been authorized to sell coal to unaffiliated companies with the net proceeds used to reduce the price of coal sold to OPCo. At December 31, 1999, owned proven coal reserves amounted to 111,268,000 tons in Ohio and 65,003,000 tons in West Virginia.

Basis of Accounting

As a cost-based rate-regulated entity, SOCCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation. Such deferrals are amortized commensurate with their inclusion in billings to OPCo.

Regulatory assets are comprised of the following:

                                                   December 31,
                                                1999         1998
                                                 (in thousands)
Regulatory Assets:
  Amounts Due From Parent Company For
    Future Income Taxes                       $21,326      $28,027
  Raccoon Mine Abandoned Assets                 3,822        5,741
  Postemployment Benefits                       5,299        4,854
  Other                                         1,917        2,545
    Total Regulatory Assets                   $32,364      $41,167

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

Coal Supply Agreement

Pursuant to a coal supply agreement with OPCo, the Company is obligated to deliver substantially all coal it mines to OPCo and entitled to receive payment for all costs incurred, even under circumstances in which such coal is not mined and/or delivered due to a natural disaster, labor unrest or any other forced or voluntary cessation or curtailment of mining, either temporary or permanent.

Mining Plant and Depreciation, Depletion and Amortization

Mining plant is stated at cost and includes expenditures for mine development. Mine development includes all costs to develop the mine in excess of amounts realized from coal produced during the mine development period. As a subsidiary of a regulated public utility, an allowance for funds used during construction (AFUDC) is recorded as a noncash income item that is recovered over the service life of mining plant through depreciation and represents a reasonable return on funds used to finance construction projects. The amounts of AFUDC for 1999, 1998 and 1997 were not significant.

Depreciation, depletion and amortization are provided over the estimated useful asset lives or the estimated life of the mine, whichever is shorter, and are calculated using the straight-line method for mining structures and equipment and the units-of-production method for coal rights and mine development costs. In 1997 the Company changed the respective rates to reflect a revised mining plan through December 31, 2001. This change in estimate had no impact on net income.

Costs of ordinary maintenance, repairs, renewals and minor replacements of property are expensed while major additions of property, replacements of property and betterments are capitalized. Mining plant and related accumulated provisions for depreciation and amortization are relieved upon disposition of the related property with any gain or loss recorded as income or expense in the period of disposition. Such gains and losses are included in costs billed to OPCo under the coal supply agreement.

Other Property and Investments

Other property and investments consists primarily of the Cove North coal reserves (net book value $27.3 million at December 31, 1999) in West Virginia; the net present value of a receivable from the sale of the Martinka mining operations in 1992 ($23.9 million at December 31, 1999 discounted at 8-1/2%); and a payment of disputed tax and interest related to a corporate owned life insurance program ($30.7 million at December 31, 1999, see Note 3).

Cash and Cash Equivalents

Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Income Taxes

The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between the book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in the Company's coal billings and OPCo's fuel rates, deferred income taxes are recorded and related regulatory assets and liabilities are established in accordance with SFAS 71.

Black Lung Benefits and Workers' Compensation

The Company is liable under the Federal Coal Mine Health and Safety Act of 1969, as amended, to pay certain black lung benefits to eligible present and former employees. A Black Lung Benefits Trust is maintained under the Internal Revenue Code which, based on the most recent actuarial study, is fully funded. No accruals for Black Lung liabilities were made in 1999, 1998 or 1997.

The Company is self-insured for workers' compensation. The estimated present value of workers' compensation claims is provided based on known events and claims.

Reclamation

The Surface Mining and Reclamation Act of 1977 established minimum standards for the final closure of mines after their coal reserves are exhausted. This would include sealing the portals at underground mines and the removal or covering of refuse piles and water settling ponds. Reclamation costs are recorded and billed to OPCo in accordance with the coal supply agreement.

2.  CONTINUATION OF MINING OPERATIONS

The Clean Air Act Amendments of 1990 (CAAA) require significant reductions in sulfur dioxide and nitrogen oxides emitted from OPCo's generating plants. The installation of leased scrubbers at the Gavin Plant to permit the continued burning of Ohio high-sulfur coal was an integral part of OPCo's plan to comply with the CAAA. Under the plan the Gavin Plant would be supplied by the Company's Meigs mine, long-term contracts with unaffiliated sources and spot market purchases. Partly as a result to the CAAA, the Meigs mine is scheduled to close in December 2001. The cost of shutdown is expected to be substantial and would include not only any possible loss on disposition of assets but also employee benefits, lease commitments, unaccrued reclamation and other shutdown costs. The Company expects to recover from OPCo all of its shutdown costs under the terms of the coal supply agreement.

3.  CONTINGENCIES

Litigation

The Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns requested a ruling from their National Office that certain interest deductions claimed by the Company relating to AEP's corporate owned life insurance (COLI) program should not be allowed. As a result of a suit filed in U.S. District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96. A disallowance of COLI interest deductions through December 31, 1999 would increase expenses by approximately $30.7 million (including interest).

The Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-1998 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. These payments to the IRS are included on the balance sheets in other property and investments pending the resolution of this matter. The Company is seeking refunds through litigation of all amounts paid plus interest.

In order to resolve this issue, the Company filed suit against the United States (U.S.) in the U.S. District Court for the Southern
District of Ohio in March 1998. In 1999 a U.S. Tax Court judge decided in the Winn-Dixie Stores v. Commissioner case that a corporate taxpayer's COLI interest deductions should be disallowed. Notwith-standing the Tax Court's decision in Winn-Dixie, management has made no provision for any possible adverse earnings impact from this matter because it believes, and has been advised by outside counsel, that it has a meritorious position and will vigorously pursue its lawsuit. In the event the resolution of this matter is unfavorable, the Company expects to recover from Ohio Power Company (OPCo) all of its costs under the terms of the coal supply agreement.

The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the ultimate outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.

The Company recovers all of its costs from OPCo under the coal supply agreement.

4.  OTHER RELATED-PARTY TRANSACTIONS

American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including SOCCo. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulation of the SEC under the 1935 Act.

5.  BENEFIT PLANS

The Company participates in the United Mine Workers of America (UMWA) pension plan, a defined contribution plan which covers its UMWA employees. Contributions totaled $101,000 in 1999, $703,000 in 1998 and $987,000 in 1997. As of June 30, 1999, the UMWA actuary estimates that the Company's share of the UMWA pension plans unfunded vested liabilities was approximately $9.6 million. In the event the Company ceases or significantly reduces mining operations or contributions to the UMWA pension plans, a withdrawal obligation may be triggered for all or a portion of its share of the unfunded vested liability.

The Company participates in the AEP System qualified pension plan, a defined benefit plan which covers all employees, except participants in the UMWA pension plans. Net pension costs (credits) for the years ended December 31, 1999, 1998 and 1997 were $(90,000), $217,000 and $225,000, respectively.

A defined contribution employee savings plan offered to non-UMWA employees required that the Company make contributions to the plan totaling $314,000 in 1999, $312,000 in 1998 and $293,000 in 1997.

Postretirement medical benefits for the Company's UMWA employees who have retired or will retire after January 1, 1976 (post 1975 UMWA retirees) are the liability of the Company. The AEP System provides certain other benefits for retired employees under an AEP System plan. The annual accrued costs for these plans were $10.8 million in 1999, $9.3 million in 1998 and $9.1 million in 1997.

Several UMWA health plans pay the postretirement medical benefits for the Company's UMWA retirees who retired before January 2, 1976 and their survivors plus retirees and others whose last employer is no longer a signatory to the UMWA contract or is no longer in business. Required annual payments to these plans totaled $221,000 in 1999, $219,000 in 1998 and $155,000 in 1997.

The Energy Policy Act of 1992 (Energy Act) permits recovery of excess Black Lung Trust funds of the AEP System to pay certain postretirement medical benefits under one of the UMWA health plans. Reimbursement limitations apply to the System's excess funding. The Company has a fund surplus that it is able to transfer to other AEP System companies that are members of the fund and have a deficit. In June 1998 management decided to cease reimbursing retiree medical costs due to the reduced levels of available Black Lung surplus and proposed new rules that could liberalize the current claims process. The amounts of Black Lung surplus utilized in accordance with the Energy Act were $2.1 million in 1998 and $3.3 million in 1997 of which $1.8 million in 1998 and $2.8 million in 1997 was to reimburse the Company for benefits paid. In addition, the amounts of Black Lung surplus utilized reflect $0.3 million in 1998 and $0.5 million in 1997 reallocated from the Company's surplus Black Lung trust fund to other System member companies. No Black Lung surpluses were used to reimburse the Company for retiree medical benefits paid in 1999 and no reallocation from the Company's surplus Black Lung trust fund to other System member companies was made in 1999. The Company's share of the Black Lung Trust funds surplus at December 31, 1999, 1998 and 1997 was $0.6 million, $0.5 million and $1.9 million, respectively.

6.  FEDERAL INCOME TAXES

The details of federal income taxes are as follows:

                                              Year Ended December 31,
                                               1999     1998     1997
                                                   (in thousands)

Charged (Credited) to Operations:
  Current (net) . . . . . . . . . . . . . . $ 17,533  $12,043   $15,603
  Deferred (net). . . . . . . . . . . . . .  (10,815)  (6,070)   (8,824)
    Total . . . . . . . . . . . . . . . . .    6,718    5,973     6,779

Charged (Credited) to Nonoperating Income:
  Current (net) . . . . . . . . . . . . . .       (5)  (1,523)   (1,636)
  Deferred (net). . . . . . . . . . . . . .       66    1,139       465
    Total . . . . . . . . . . . . . . . . .       61     (384)   (1,171)

      Total Federal Income Taxes. . . . . . $  6,779  $ 5,589   $ 5,608

Federal income taxes as reported are different than pre-tax book income multiplied by the statutory tax rate predominantly due to permanent differences for corporate owned life insurance and the practice of flow-through accounting for book/tax differences associated with self insurance reserves, mine development costs and certain depreciation differences.

The Company joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

The Company has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently being audited by the IRS. With the exception of interest deductions related to AEP's corporate owned life insurance program, which are discussed under the heading "Litigation" in Note 3, management is not aware of any issues from open tax years that upon final resolution are expected to have a material adverse effect on results of operations.

The following tables show the elements of the net deferred tax asset or (liability) and the significant temporary differences giving rise to such deferrals:

                                                       December 31,
                                                     1999        1998
                                                      (in thousands)

    Deferred Tax Assets . . . . . . . . . . . . .  $ 36,235    $ 31,068
    Deferred Tax Liabilities. . . . . . . . . . .   (34,622)    (46,905)
      Net Deferred Tax Assets (Liabilities) . . .  $  1,613    $(15,837)

    Property Related Temporary Differences. . . .  $(20,832)   $(30,238)
    Amounts Due From Parent Company
      For Future Federal Income Taxes . . . . . .    (7,444)     (9,774)
    Self Insurance Reserves . . . . . . . . . . .     4,975       5,982
    Accrued Mine Reclamation Expense. . . . . . .     8,808       6,226
    Postretirement Benefits . . . . . . . . . . .    16,583      13,901
    All Other (net) . . . . . . . . . . . . . . .      (477)     (1,934)

      Total Net Deferred Tax Assets (Liabilities)  $  1,613    $(15,837)

7.  SUPPLEMENTARY CASH FLOW INFORMATION
                                                Year Ended December 31,
                                                 1999     1998     1997
                                                     (in thousands)
    Cash was paid for:
        Interest . . . . . . . . . . . . . .   $ 2,164  $ 3,288  $ 5,034
        Income Taxes . . . . . . . . . . . .    13,674   13,402   14,704
    Noncash acquisitions under capital
     leases were . . . . . . . . . . . . . .    17,874    8,657   32,001

8.  LEASES

Leases of property, plant and equipment are for periods of up to 30 years and require payments of related property taxes, maintenance and operating costs. The majority of the leases have purchase or renewal options and will be renewed or replaced by other leases as long as mining operations continue.

Lease rentals for both operating and capital leases are generally charged to operating expenses. The components of rental cost are as follows:
                                              Year Ended December 31,
                                            1999       1998       1997
                                                  (in thousands)

Operating Leases . . . . . . . . . . . . . $ 1,212    $ 1,008    $ 1,281
Amortization of Capital Leases . . . . . .  17,534     17,084      9,905
Interest on Capital Leases . . . . . . . .   2,737      5,556      2,525
    Total Rental Costs . . . . . . . . . . $21,483    $23,648    $13,711

Properties under capital leases and related obligations recorded on the Balance Sheets are as follows:
                                                      December 31,
                                                    1999        1998
                                                     (in thousands)

    Mining Plant Under Capital Leases . . . . . . $84,930     $75,105
    Accumulated Provision for Amortization. . . .  44,273      34,322
        Net Property under Capital Leases . . . . $40,657     $40,783

    Capital Lease Obligations:
      Noncurrent Liability. . . . . . . . . . . . $20,318     $26,838
      Liability Due Within One Year . . . . . . .  20,339      13,945
        Total Capital Lease Obligations . . . . . $40,657     $40,783

Properties under operating leases and related obligations are not included in the Balance Sheets.

Future minimum lease rentals consisted of the following at December 31,
1999:
                                                                  Non-
                                                              Cancelable
                                                    Capital   Operating
                                                    Leases      Leases
                                                      (in thousands)

2000. . . . . . . . . . . . . . . . . . . . . . . . $22,270    $  697
2001. . . . . . . . . . . . . . . . . . . . . . . .  17,827       538
2002. . . . . . . . . . . . . . . . . . . . . . . .   1,654       538
2003. . . . . . . . . . . . . . . . . . . . . . . .   1,017       539
2004. . . . . . . . . . . . . . . . . . . . . . . .     520       419
Later Years . . . . . . . . . . . . . . . . . . . .     373        44

Total Future Minimum Lease Rentals. . . . . . . . .  43,661    $2,775
Less Estimated Interest Element . . . . . . . . . .   3,004

Estimated Present Value of Future
 Minimum Lease Rentals. . . . . . . . . . . . . . . $40,657

9.  RETURN OF CAPITAL

In 1999, the Company returned $15,807,000 out of paid-in capital to its parent.

10. LONG-TERM DEBT

Long-term debt outstanding was as follows:
                                                        December 31,
                                                      1999        1998
                                                       (in thousands)
Notes Payable - 6.20% due January 2001. . . . . . . $30,000      $30,000
Finance Obligation. . . . . . . . . . . . . . . . .  24,183       35,945
                                                     54,183       65,945
  Less: Portion Due Within One Year . . . . . . . .  11,677       10,903
          Total . . . . . . . . . . . . . . . . . . $42,506      $55,042

A finance obligation was entered into by the Company for the Meigs Mine preparation plant and related facilities through sale and leaseback transactions. In accordance with SFAS 98, the transaction did not qualify as a sale and leaseback for accounting purposes and therefore is shown as other long-term debt. The term of this long-term debt extends through 2001. Future minimum payments under this agreement are $11.7 million in 2000 and $12.5 million in 2001.